As filed with the Securities and Exchange Commission on November 13, 2008
                                                            File No.  333-155084
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        POST EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                              --------------------

                                PERNOD RICARD SA
   (Exact name of issuer of deposited securities as specified in its charter)

                                     FRANCE
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal
                               executive offices)

                 CITIBANK, N.A. - DEPOSITARY RECEIPTS DEPARTMENT
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
  (Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:
                          Walter G. Van Dorn, Jr., Esq.
                           Thacher Proffitt & Wood LLP
                           Two World Financial Center
                            New York, New York 10281
                                 (212) 912-7400

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

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                    DE-REGISTERING AMERICAN DEPOSITARY SHARES
                    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                    -----------------------------------------

      The fifty million (50,000,000) American depositary shares, which were registered under Registration Statement No. 333-155084 and have not been issued prior to the date hereof, are hereby being de-registered effective immediately.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this post-effective amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 13, 2008.

                                      Legal entity created by the agreement set forth in the American depositary receipts evidencing American depositary shares representing shares of common stock of Pernod Ricard SA

                                      CITIBANK, N.A., as Depositary


                                      By: /s/  Susan A. Lucanto
                                          -----------------------
                                          Name:  Susan A. Lucanto
                                          Title: Vice President